

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 22, 2024

William J. McMorrow
Chief Executive Officer
Kennedy-Wilson Holdings, Inc.
151 S El Camino Drive
Beverly Hills, CA 90212

> **Re: Kennedy-Wilson Holdings, Inc.**
> **Registration Statement on Form S-3**
> **Filed October 7, 2024**
> **File No. 333-282531**

Dear William J. McMorrow:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3

Where You Can Find More Information; Incorporation By Reference, page iii

1. We note that you did not include a statement incorporating future Exchange Act filings prior to effectiveness of the registration statement. Please revise accordingly or ensure that you incorporate by reference each specific filing prior to requesting acceleration of effectiveness. See Compliance & Disclosure Interpretation (Securities Act Forms) Question 123.05 for guidance.

Selling Stockholders, page 48

2. Please identify the natural persons with direct or indirect voting or investment power over the shares being registered for resale by Security Benefit Life Insurance Company. See Compliance & Disclosure Interpretation (Regulation S-K) Question 140.02 for guidance.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Catherine De Lorenzo at 202-551-3772 or Brigitte Lippmann at 202-551-3713 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Julian Kleindorfer, Esq.